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Milan

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	Jeff Kauten, Staff Attorney
Larry Spirgel, Office Chief
Laura Veator, Staff Accountant
Stephen Krikorian, Accountant Branch Chief

	Re:	Alkami Technology, Inc.
Draft Registration Statement on Form S-1
Submitted December 14, 2020
CIK No. 0001529274

Ladies and Gentlemen:

On behalf of our client, Alkami Technology, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 8, 2021, relating to the Company’s draft registration statement on Form S-1 submitted on December 14, 2020 (the “Registration Statement”).

The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (the “Amendment”), together with this letter, via EDGAR submission.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment.

January 19, 2021

Draft Registration Statement Form S-1

Market and Industry Data, page ii

1.

We note your statement that your market share and market position information is an approximation based upon management’s knowledge. Please further describe the basis of management’s knowledge that support your statements in the prospectus summary that you have outperformed the market in winning clients among financial institutions that emphasize retail banking and that you are one of the fastest-growing digital banking platforms in the United States.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 85 of the Amendment to further describe the basis of management’s knowledge that supports those statements. The Company respectfully advises the Staff that the Company did not commission any of the third-party information used as source material for information presented in the Registration Statement.

Prospectus Summary, page 3

2.

Please present financial and operational metrics for each period presented to provide sufficient context and balance to the disclosures. In this regard, you disclose net dollar revenue retention rate only for nine-months ended September 30, 2020 and the number of clients for fiscal 2020 but do not provide similar disclosure for fiscal 2019.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 64, 85 and 86 of the Amendment to include disclosure of net dollar revenue retention rate as of September 30, 2019, as well as the number of clients for fiscal 2019.

Prospectus Summary

Overview, page 3

3.	Please define how you calculate net dollar revenue retention rate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Amendment to define how the net dollar revenue retention rate has been calculated.

Our Industry, page 4

4.

Please identify the industry source supporting your statement that there are over 350 million digital bank user accounts in the United States and the retail analytics firm that stated foot traffic remained down nearly 25% year-over-year for the week ended November 29, 2020.

January 19, 2021

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 87 of the Amendment to identify the industry sources for these statements.

Our Market Opportunity, page 6

5.

Please disclose any material assumptions and limitations associated with your estimate of your total addressable market as addressed in the FI Navigator report. For example, one material limitation on the expected growth of your total addressable market would be the trend of consolidation among financial institutions and that very few new financial institutions are being created.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 22 and 89 of the Amendment to address material assumptions associated with the Company’s estimate of its total addressable market.

The Company respectfully advises the Staff that the Company assesses its addressable market based on estimates of total registered users and the market revenue that can be generated per registered user. The Company believes the number of total registered users is principally driven by population growth, as well as the number of registered users within the Company’s target client base and digital penetration among those registered users. The Company believes that the amount of revenue that can be generated per registered user is driven by the number of products the Company is able to offer and the prices the Company is able to achieve for those products.

As noted on page 94 of the Amendment, the Company’s target client base includes the top 2,000 FIs by assets, with the exception of the megabanks. One of the reasons the Company focuses on this subsection of the market is that the Company believes it is well-positioned to grow organically and through acquisitions, although industry trends and other circumstances could affect whether that growth continues.

Risk Factors

Risks Relating to Our Business and Industry

The terms of our credit agreement…, page 36

6.	Please disclose the amount outstanding under your credit agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include the amount outstanding under its credit agreement in a future pre-effective submission or filing of the Registration Statement.

January 19, 2021

Anti-takeover provisions contained in our charter documents…, page 40

7.	Please briefly describe those provisions in your amended and restated certificate of incorporation that require a 66 2/3% vote to repeal.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 40 and 135 of the Amendment to clarify which provisions in the Company’s amended and restated certificate of incorporation will require a 66 2/3% vote to repeal.

Risks Related to this Offering and Ownership of Our Common Stock

The principal stockholders…, page 40

8.	Please quantify the beneficial ownership of your executive officers, directors and principal stockholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 40 of the Amendment to add disclosure regarding the approximate percentage of the aggregate beneficial ownership of the Company’s outstanding shares by the Company’s executive officers, directors and principal stockholders, which will be included in a future pre-effective submission or filing of the Registration Statement.

General Risk Factors

Natural or man-made disasters and other similar events…, page 48

9.	Please revise this risk factor to discuss the specific impacts of COVID-19 on the company or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Amendment to address specific impacts of COVID-19 on the Company.

In addition, the Company respectfully advises the Staff that to date the Company has not experienced any material adverse impacts on its business from COVID-19. As described in the Amendment, while general economic headwinds have adversely impacted the technology budgets of certain clients, the Company believes the shelter-in-place orders have served to highlight the criticality of its products, driving increased demand over time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of GAAP to Non-GAAP Measures, page 76

10.

We note your disclosure on page 67 that you believe non-GAAP cost of subscription services provides investors and other users of your financial information consistency and comparability with your past financial performance and facilitates period-to-period comparisons of operations. Please further clarify why this measure provides useful information to investors. In this regard, it appears to exclude significant expenses that are necessary to generate your subscription revenues. Refer to Item 10(e) of Regulation S-K.

January 19, 2021

Response: The Company acknowledges the Staff’s comment and has revised its disclosures throughout the Amendment to remove the presentation of non-GAAP cost of subscription services and the related non-GAAP subscription gross margin.

11.

Clarify why it is appropriate to refer to this measure as non-GAAP cost of subscription revenue, which is a similar description to GAAP cost of revenues, and it excludes significant implementation services expenses that are necessary to generate your subscription revenues. Refer to Item 10(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures throughout the Amendment to remove the presentation of non-GAAP cost of subscription services and the related non-GAAP subscription gross margin.

Business

Our Industry, page 88

12.	Please disclose the source of the statistical information presented in this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 86 through 88 of the Amendment to provide sources for the statistical information presented in the referenced section.

Executive Compensation, page 115

13.

Please provide executive compensation disclosure for the year ended December 31, 2019. In this regard, we note that executive compensation disclosure for the year ended December 31, 2019 is required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment requesting executive disclosure for the year ended December 31, 2019 and respectfully submits that the Company was not required to provide executive compensation disclosure for 2019 in response to a Commission filing requirement. The Company will update the Registration Statement to include all of the relevant information for an emerging growth company for the year ended December 31, 2020 pursuant to Item 402 of Regulation S-K.

Instruction 1 to Item 402(c) of Regulation S-K provides that information responsive to Item 402(c) with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at any time during that year, unless the information was required to be provided in response to a Commission filing requirement. As indicated above, the information was not required to be provided during 2019 in response to a Commission filing requirement, for one or both of the following independently sufficient reasons.

January 19, 2021

First, the Company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during the year ended December 31, 2019 and information responsive to Item 402(c) was not previously required to be provided in response to a Commission filing requirement.

Second, on December 14, 2020 the Company initiated confidential review of the Registration Statement through a confidential submission pursuant to Section 6(e)(1) of the Securities Act of 1933, as amended (the “Securities Act”). A submission pursuant to Section 6(e)(1) is neither a “filing” under the Securities Act nor is such a submission made pursuant to “a Commission filing requirement.” See FAQ 6, JOBS Act Frequently Asked Questions on the Confidential Submission Process for Emerging Growth Companies (rev’d Dec. 21, 2015) (stating that “the confidential submission is not the filing of a registration statement”).

As a result, the Company respectfully submits that it was not previously required to provide the requested information in response to a “Commission filing requirement” under Instruction 1 to item 402(c).

Certain Relationships and Related Party Transactions

Certain Transactions, page 129

14.	Please file the agreement with CU cooperative as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has submitted the Bill Pay Service Reseller Agreement between the Company and CU Cooperative, and associated amendments, as Exhibits 10.9 through 10.14 to the Amendment.

Underwriting, page 146

15.	Please disclose the exceptions to the lock-up agreements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the terms of the lock-up agreements are still being negotiated. The Company undertakes to provide a description of the material exceptions to the lock-up agreements in a subsequent pre-effective amendment to the Registration Statement once the form of lock-up agreement is finalized with the underwriters.

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

16.

You disclose that implementation and integration of the digital banking platform is complex, and you have determined that the one-time, upfront services do not transfer a promised service to the client. Please further clarify the nature of your implementation

January 19, 2021

services and why they are not distinct from your SaaS services. Tell us how you considered the factors in ASC 606-10-25-19 through ASC 606-10-25-21 in making your determination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s implementation services are primarily related to the set-up of the client’s system on the Company’s platform and interfaces with the Company’s third-party applications. After consideration of the guidance in ASC 606-10-25-19 through 25-21, the Company has determined that the one-time, upfront services are not distinct based on the following: the Company does not sell the SaaS subscription services without the implementation services, the client cannot use the SaaS subscription services until the implementation services are complete, the implementation services are not sold separately, the implementation services cannot be provided by a third party and the implementation services do not provide a benefit to the client without the SaaS subscription service. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Amendment.

17.

Please clarify when you begin to recognize revenue relating to your SAAS arrangements. Clarify if you begin to recognize revenue upon commencement of the implementation services or when the customer goes live on your platform, and the basis for this determination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-10 of the Amendment to clarify that the Company begins to recognize revenue when the client goes live on the platform because that is when the client obtains access to the Company’s digital banking solution and begins to benefit from the service.

18.

You disclose that for those services that are processed by third party applications you evaluate whether you are acting as a principal or an agent based upon the transfer of control of the services to the customer and after evaluating each of the applications used to provide SaaS services, you have determined that you are acting as the principal in these transactions and record revenue on a gross basis. Please further clarify the nature of the services that are processed by third party applications and how you considered each of the factors in ASC 606-10-55-36 through 55-40.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-11 of the Amendment to further clarify how the Company evaluates whether it is acting as a principal or agent in transactions processed by third party applications. The Company respectfully advises the Staff that it integrates third-party products into the service solutions it offers to its clients. Significant third-party products include integrations from cloud-based services involving third-party applications such as Bill Pay, QuickBooks, Authentication and Remote Deposit Capture. For these integrated services, the Company controls the services prior to transferring the service to the client. After consideration of the guidance in ASC 606-10-55-36 through 55-40, the Company is acting as a principal based on the following: (i) the Company integrates the third party

January 19, 2021

services as part of its service solution to its client; (ii) the Company is primarily responsible for fulfilling the promise to provide the specified services; (iii) the Company also maintains responsibility for ensuring the application performs in accordance with the client contract and agreed upon specifications; (iv) services are not transferred to clients except through their use of the Alkami SaaS platform; (v) from the client’s perspective, the Company is performing the services as they are provided and used within the Alkami SaaS platform, which is designed to appear seamless within the portal interface; and (vi) the Company has discretion in establishing the price for annual, monthly, minimum and excess per user and per transaction fees for each third-party application.

As such, the Company has determined that it is the principal as it relates to these third-party services. The nature of the promises to its SaaS clients is to directly transfer seamless, integrated Alkami SaaS platform and third-party services to its clients and end users within a single online platform.

Stock Based Compensation, page F-11

19.	Tell us how you considered your recent sales of preferred shares in the determination of the fair value of your common stock.

Response: The Company respectfully advises the Staff that the Company obtains an external valuation report as needed based on current events. The sale of preferred shares is considered in the determination of the fair value of the Company’s common stock in this analysis. The methods used are evaluated and updated when necessary, at the time of each valuation. The Company’s board of directors considers the latest external valuation in determining fair value and evaluates whether any intervening events have occurred since the last report.

Note 8. Redeemable Convertible Preferred Stock and Stockholder’s Equity (Deficit)

Conversion, page F-19

20.	Please clarify your disclosure to state whether all of your redeemable convertible preferred shares are convertible upon a qualified IPO, and describe how a qualified IPO is defined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-19 of the Amendment.

Note 9. Equity Compensation Plan

Stock Options, page F-20

21.	Please disclose the fair value of your shares of common stock used in the determination of the fair value of your stock options for each period presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-20 and F-21 of the Amendment accordingly.

January 19, 2021

Note 15. Subsequent Events, page F-27

22.

Please provide your significance test for the acquisition of ACH Alert. We refer you to Rule 3-05 of Regulation S-X. Based on the significance please provide the required audited financial statements and pro forma information as required by Article of 11 of Regulation S-X.

Response: The Company has performed a significance test for the acquisition of ACH Alert pursuant to Rule 3-05(b) of Regulation S-X and has deemed the acquisition significant (exceeds 40 percent). The Company has included the significance test as set forth hereto on Attachment A.

The audited financial statements of ACH Alert and pro forma information as required by Article 11 of Regulation S-X will be provided in an amendment to the Registration Statement when the information has been completed at or before the time of the first public filing of the Registration Statement.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 of the Securities Act, that the Company or anyone authorized on the Company’s behalf has presented to potential investors in reliance on Section 5(d) of the Securities Act.

*        *        *         *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (650) 463-3060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese
of LATHAM & WATKINS LLP

January 19, 2021

cc:	Michael Hansen, Alkami Technology, Inc.

W. Bryan Hill, Alkami Technology, Inc.

Douglas A. Linebarger, Alkami Technology, Inc.

Joel H. Trotter, Latham & Watkins LLP

Kathleen Wells, Latham & Watkins LLP

Alan Denenberg, Davis Polk & Wardell LLP

Stephen Salmon, Davis Polk & Wardell LLP

Gabe Stagner, Ernst & Young

January 19, 2021

Attachment A

Alkami Technology, Inc.

ACH Alert - Significance Testing

December 31, 2019

(amounts in thousands)

	Alkami Fiscal Year Ended December 31, 2019 (audited)	ACH Alert Fiscal Year Ended December 31, 2019 (unaudited)
Total assets	$52,734	$1,508
Net (loss) income before income taxes	(41,869)	747
Asset Test:
Significance %		2.86%
Investment Test:(1)
Significance %		47.00%
Income Test:
Significance %		1.78%

(1)

On October 4, 2020 the Company announced the acquisition of substantially all of the assets of ACH Alert for approximately $25 million in cash consideration and $4.9 million of additional proceeds in deposit with an escrow agent for satisfaction of contingent payments, as discussed below. For purposes of the Investment Test, the Company used the total consideration of $24.8 million, excluding the additional proceeds related to contingent payments which are tied to the continuing employment of a former owner.

The number of years for which audited financial statements of the acquired business (ACH Alert or “Target”) must be filed are for the periods specified in S-X Rule 3-05(b). The number of years that audited financial statements must be presented depends on the highest significance level of the Target. For purposes of performing the prescribed significance tests, the Company has used audited financial statements of the Company and unaudited financial statements of the Target for the year ended December 31, 2019. The highest significance level based upon the calculations above is 47%.